SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities and Exchange Act of 1934

For the date of February 5, 2004.

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ WALKER BOYD
Name: Title:	Walker Boyd Group Finance Director

Date: February 5, 2004

Embargoed until 12.30 p.m. (GMT)	5 February 2004

SIGNET’S FOURTH QUARTER LIKE FOR LIKE SALES UP 7.0%

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world’s largest speciality retail jeweller, today announced its sales performance for the 13 weeks and year ended 31 January 2004.

13 WEEKS TO 31 JANUARY 2004

Group like for like sales rose by 7.0% in the 13 weeks to 31 January 2004. Total sales were up by 9.7% at constant exchange rates (see Note 1); on a reported basis the increase was 2.1% to £659.7 million (2002/03: £646.3 million), reflecting the weakening of the US Dollar exchange rate. The breakdown was as follows:

	Sales		Change on Previous Year
	£m	% of Total	Total		Like for Like
US	448.4	68.0	+0.2	%(a)	+7.2%
UK	211.3	32.0	+6.3%		+6.7	%(b)
GROUP	659.7	100.0	+2.1	%(c)	+7.0%

(a)	At constant exchange rates US total sales increased by 11.3%.
(b)	H.Samuel like for like sales were up by 4.3% and Ernest Jones up by 10.3%.
(c)	At constant exchange rates Group total sales increased by 9.7%.

52 WEEKS TO 31 JANUARY 2004

Group like for like sales rose by 4.9% in the 52 weeks to 31 January 2004. Total sales were up by 7.3% at constant exchange rates (see Note 1); on a reported basis the increase was 0.5% to £1,616.4 million (2002/03: £1,608.0 million). The breakdown was as follows:

	Sales		Change on Previous Year
	£m	% of Total	Total		Like for Like
US	1,116.2	69.1	-1.6	%(d)	+4.6%
UK	500.2	30.9	+5.6%		+5.5	%(e)
GROUP	1,616.4	100.0	+0.5	%(f)	+4.9%

(d)	At constant exchange rates US total sales increased by 8.0%.
(e)	H.Samuel like for like sales were up by 3.5% and Ernest Jones up by 8.4%.
(f)	At constant exchange rates Group total sales increased by 7.3%.

Terry Burman, Group Chief Executive, commented, “The Group again had a good year with like for like sales up by 4.9%. In the important fourth quarter the strongest growth of the year was achieved, with a like for like increase of 7.0%. January was another good month, building on the trend of the Christmas period.

In the US trading conditions improved as the year progressed, culminating in a very good fourth quarter when like for like sales were up by 7.2%. The division consistently outperformed its main competition during the year and gained further market share with a 4.6% like for like sales increase.

The UK business performed at the top end of the retail sector, with a like for like sales increase of 5.5% for the year. As in the US the fourth quarter was the strongest period in the year with like for like sales up by 10.3% in Ernest Jones and by 4.3% in H.Samuel.”

Enquiries:	Terry Burman, Group Chief Executive }	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director }

	Mike Smith, Brunswick }	+44 (0) 20 7404 5959
Tim Grey, Brunswick }

Signet operated 1,707 speciality retail jewellery stores at 31 January 2004; these included 1,103 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At the same date Signet also operated 604 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

Note 1 – Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group’s GAAP sales, is shown below.

13 weeks to 31 January 2004	13 weeks to 31 January 2004 as reported	13 weeks to 1 February 2003 as reported	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	211.3	198.7	6.3	—	198.7	6.3
US	448.4	447.6	0.2	(44.9)	402.7	11.3

	659.7	646.3	2.1	(44.9)	601.4	9.7

52 weeks to 31 January 2004	52 weeks to 31 January 2004 as reported	52 weeks to 1 February 2003 as reported	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	500.2	473.6	5.6	—	473.6	5.6
US	1,116.2	1,134.4	(1.6)	(101.2)	1,033.2	8.0

	1,616.4	1,608.0	0.5	(101.2)	1,506.8	7.3

The Preliminary Results for the 52 weeks ended 31 January 2004 are expected to be announced at 12.30 p.m. GMT on Wednesday 24 March 2004. On that day there will be an analysts’ presentation at 2.00 p.m. GMT (9.00 a.m. Eastern Time and 6.00 a.m. Pacific Time) and simultaneous audio and video webcasts available at www.signetgroupplc.com. The dial-in details for the presentation are:

UK dial-in:	+44 (0) 20 7984 7582
US dial-in:	+1 718 354 1158

UK 48 hr. replay:	+44 (0) 20 7784 1024	Pass code:	553864
US 48 hr. replay:	+1 718 354 1112	Pass code:	553864

Signet will be hosting an Investor Day on 28 April 2004 at its US head office in Akron, Ohio. Please pre-register online at http://invite.taylor-rafferty.com/_signet/investor_day/ if you are interested in attending.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2002/03 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2003 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.